UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor, PA  19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2014 and 2013, and For the

Year Ended December 31, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm.............................................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year).....................................................................................................................12

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNL Agents’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNL Agents’ 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014,  has been subjected to audit procedures performed in conjunction with the audit of LNL Agents’ 401(k) Savings Plan’s financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 19, 2015

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
Assets
Investments:
Mutual funds	$32,313,137	$31,140,231
Collective investment trusts	90,314,142	87,717,421
Common stock - Lincoln National Corporation	37,580,154	38,076,975
Investment contract - The Lincoln National Life Insurance Company	45,681,577	42,582,160
Money market fund	975,855	1,168,849
Cash and invested cash	248,640	-
Brokerage account	7,779,196	5,129,423
Total investments	214,892,701	205,815,059

Notes receivable from participants	3,940,849	3,692,974
Contributions receivable from plan sponsor	-	1,147,431
Net assets available for benefits	$218,833,550	$210,655,464

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2014
Additions
Net investment income:
Net appreciation of investments	$9,711,368
Interest and dividends	4,015,908
Total net investment income	13,727,276

Interest income on notes receivable from participants	179,140

Contributions:
Plan sponsor	1,528,525
Participant	6,342,987
Rollover	490,879
Total contributions	8,362,391
Total additions	22,268,807

Deductions
Benefits paid to participants	13,304,315
Administrative expenses	39,886
Total deductions	13,344,201

Net increase before transfer of assets	8,924,606
Transfers to affiliated plans	(746,520)
Net increase	8,178,086

Net assets available for benefits
Beginning-of-year	210,655,464
End-of-year	$218,833,550

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (the “Plan”) is a summary only and, a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or the “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”) and Lincoln Life & Annuity Company of New York.

Contributions

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (10% for highly compensated agents, as defined in the Plan document), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan.  The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.  In addition, the Plan Sponsor may contribute an additional discretionary match to eligible LFA participants.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of LNL’s Board of Directors.  In order to receive the discretionary matching contribution, participants must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether LFA has met certain performance-based criteria, as determined by LNL’s Board of Directors.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and the LNC common stock fund as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, equities, or certain fixed-income securities.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Plan Sponsor contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ contributions and earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan.  During the year ended December

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

31, 2014, forfeitures of $12,398 were used to reduce Plan Sponsor contributions.  At December 31, 2014 and 2013, unallocated forfeitures were $9,471 and $697, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.20% to 10.50% with maturities through 2035 as of December 31, 2014.

Benefit Payments

Upon termination of service, including termination due to disability or retirement, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit-responsive are required to be reported at fair value.   However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.  The LNL investment contract held by the Plan is carried on the Statements of Net Assets Available for Benefits at contract value, which approximates the fair value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.   Actual results may differ from those estimates.

3.   Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2014	2013
Mutual funds:
American Funds Growth Fund of America R-6	$19,256,164	$17,884,083
Dodge & Cox International Stock	13,056,973	13,256,148

Collective investment trusts:
Delaware Large Cap Value Trust	13,937,360	12,453,413

LNC common stock	37,580,154	38,076,975

LNL investment contract	45,681,577	42,582,160

For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(297,669)
Collective investment trusts	5,589,183
LNC common stock	4,274,266
Brokerage account	145,588
Total	$9,711,368

4.   Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The Plan’s financial investments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the fair value hierarchy.

Mutual Funds (including the mutual funds within the brokerage account)

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The inputs used to measure the fair value of the mutual funds, including those within the brokerage account, are classified as Level 1 within the fair value hierarchy.

Collective Investment Trusts

Collective investment trusts are public investment vehicles, valued using the NAV provided by the administrator of the trust, that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the collective investment trusts are classified as Level 2 within the fair value hierarchy.

LNC Common Stock (including common stock within the brokerage account)

LNC common stock and common stock within the brokerage account are valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.  The inputs used to measure the fair value of LNC common stock and common stock within the brokerage account are classified as Level 1 within the fair value hierarchy.

LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value, which approximates fair value.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.  As a result, the LNL investment contract is classified as Level 3 within the fair value hierarchy.  For further information, see Note 5.

Money Market Fund (including the money market fund within the brokerage account)

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the money market fund, including the money market fund within the brokerage account, are classified as Level 2 within the fair value hierarchy.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.  The inputs used to measure the fair value of cash and invested cash are classified as Level 2 within the fair value hierarchy.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2014 and 2013, and we noted no changes in valuation methodologies between these periods.  There were no transfers between Level 1, Level 2 or Level 3 for the years ended December 31, 2014 and 2013.

The valuation methods described above and in Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2014
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Growth	$19,256,164	$-	$-	$19,256,164
International	13,056,973	-	-	13,056,973
Collective investment trusts:
Small-Mid Cap Value Fund	-	2,907,385	-	2,907,385
Large Cap Value Trust	-	13,937,360	-	13,937,360
Small-Mid Cap Growth Trust	-	9,831,922	-	9,831,922
Large Cap Growth Trust	-	8,167,309	-	8,167,309
Diversified Income Trust	-	7,701,658	-	7,701,658
International Growth Fund	-	8,008,648	-	8,008,648
Diversified Real Asset Fund	-	1,301,393	-	1,301,393
Target Retirement Funds	-	29,357,992	-	29,357,992
International Equity Fund	-	927,522	-	927,522
Small-Mid Cap Index Fund	-	3,231,668	-	3,231,668
Large Cap Index Fund	-	4,622,774	-	4,622,774
U.S. Bond Index Fund	-	318,511	-	318,511
LNC common stock	37,580,154	-	-	37,580,154
LNL investment contract	-	-	45,681,577	45,681,577
Money market fund	-	975,855	-	975,855
Cash and invested cash	-	248,640	-	248,640
Brokerage account	6,617,889	1,161,307	-	7,779,196
Total investments	$76,511,180	$92,699,944	$45,681,577	$214,892,701

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

	As of December 31, 2013
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Growth	$17,884,083	$-	$-	$17,884,083
International	13,256,148	-	-	13,256,148
Collective investment trusts:
Small-Mid Cap Value Fund	-	2,616,544	-	2,616,544
Large Cap Value Trust	-	12,453,413	-	12,453,413
Small-Mid Cap Growth Trust	-	10,065,934	-	10,065,934
Large Cap Growth Trust	-	8,377,699	-	8,377,699
Diversified Income Trust	-	7,520,298	-	7,520,298
International Growth Fund	-	8,553,267	-	8,553,267
Diversified Real Asset Fund	-	1,197,139	-	1,197,139
Target Retirement Funds	-	29,211,701	-	29,211,701
International Equity Fund	-	923,477	-	923,477
Small-Mid Cap Index Fund	-	2,965,078	-	2,965,078
Large Cap Index Fund	-	3,665,520	-	3,665,520
U.S. Bond Index Fund	-	167,351	-	167,351
LNC common stock	38,076,975	-	-	38,076,975
LNL investment contract	-	-	42,582,160	42,582,160
Money market fund	-	1,168,849	-	1,168,849
Brokerage account	3,951,008	1,178,415	-	5,129,423
Total investments	$73,168,214	$90,064,685	$42,582,160	$205,815,059

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below sets forth a summary of changes in the fair value of the LNL investment contract for the years ended December 31:

	2014	2013
Balance as of beginning-of-year	$42,582,160	$39,670,215
Purchases	6,846,808	9,244,341
Sales	(3,747,391)	(6,332,396)
Balance as of end-of-year	$45,681,577	$42,582,160

5.   LNL Investment Contract

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.  Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.

The investment contract has a credited interest rate that is based on the three-year average of the Barclays Capital U.S. Intermediate Government / Credit Bond Index plus 20 basis points and can be changed quarterly.  The average yield and crediting interest rate were 3.00% for December 31, 2014 and 2013, respectively.  The guaranteed minimum credited interest rate is 3.00%

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

There is no event that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

6.   Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 17, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken.  The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.   Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LRSC for its services provided to the Plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2014, the Plan had investments in LNC common stock and the LNL investment contract of $37,580,154 (17% of net assets) and $45,681,577  (21% of net assets), respectively.  As of December 31, 2013, the Plan had investments in LNC common stock and the LNL investment contract of $38,076,975  (18% of net assets) and $42,582,160  (20% of net assets), respectively.  LNC and LNL operate predominately in the insurance and retirement businesses.

9.   Related Party Transactions

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  As of December 31, 2014 and 2013, the fair value of the LNL investment contract was $45,681,577 and $42,582,160 respectively.  Total interest and dividends from the LNL investment contract was $1,290,872 for the year ended December 31, 2014.

At December 31, 2014, Wilmington Trust held approximately 3,489,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 19% was allocable to the Plan.  At December 31, 2013, Wilmington Trust held approximately 3,871,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 19% was allocable to the Plan.  During the year ended December 31, 2014, Wilmington Trust recorded dividend income on LNC common stock of approximately $2,405,000, of which approximately 19% was allocable to the Plan.

10.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

11.   Subsequent Events

The Plan Administrator has evaluated subsequent events through June 19, 2015, the date the financial statements were available to be issued.  Effective April 1, 2015, the Plan changed the trustee to Lincoln Financial Group Trust Company and also changed the crediting rate index for the LNL investment contract to the five-year average of the Barclay’s Stable Income Market Index.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006

EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	Including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$19,256,164
	Dodge & Cox	International Stock Fund		13,056,973
	Total mutual funds			32,313,137

	Collective investment trusts:
	Boston Company Asset Management, LLC	Small-Mid Cap Value Fund		2,907,385
	Delaware Foundation	Large Cap Value Trust		13,937,360
	Delaware Foundation	Small-Mid Cap Growth Trust		9,831,922
	Delaware Foundation	Large Cap Growth Trust		8,167,309
	Delaware Foundation	Diversified Income Trust		7,701,658
	MFS	International Growth Fund		8,008,648
	PIMCO	Diversified Real Asset Fund		1,301,393
	State Street Global Advisors Ltd.	Target Retirement Income Fund		2,090,958
	State Street Global Advisors Ltd.	Target Retirement 2010 Fund		3,553,127
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		4,467,081
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		6,277,582
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		4,736,140
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		3,778,269
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		1,603,210
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		1,196,516
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		733,545
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		337,781
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		583,783
	State Street Global Advisors Ltd.	International Equity Fund		927,522
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		3,231,668
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		4,622,774
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		318,511
	Total collective investment trusts			90,314,142

*	LNC	Common stock		37,580,154

*	LNL	Investment contract - at contract value		45,681,577

*	Wilmington Trust	Money market fund		975,855

*	Wilmington Trust	Cash and invested cash		248,640

*	TD Ameritrade	Brokerage account		7,779,196

*	Participant loans	Maturing through January 2035, interest rates ranging from 4.20% to 10.50%		3,940,849
				$218,833,550

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ George A. Murphy
Date: June 19, 2015	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee